UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
(Name of Subject Company)

MIRELF III REIT INVESTMENTS II, LLC
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP
MADISON INTERNATIONAL HOLDINGS III, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF III REIT Investments II, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$81,000,000	$5,775.30

*	For purposes of calculating the filing fee only. Assumes the purchase of 27,000,000 Shares at a purchase price equal to $3.00 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,775.30
Form or Registration:	Schedule TO-T
Filing Party:	MIRELF III REIT Investments II, LLC
Date Filed:	January 20, 2010 and January 26, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original TO”) filed on January 20, 2010 by MIRELF III REIT Investments II, LLC, a Delaware limited liability company (the “Purchaser”), as amended by Amendment No. 1 to the Original TO, filed on January 26, 2010. The Original TO, as amended by Amendment No. 1 and this Amendment No. 2, relates to the Purchaser’s offer to purchase up to 27,000,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust II, Inc., the subject company, at a purchase price equal to $3.00 per Share (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated January 26, 2010 (the “Offer to Purchase”), which is attached to Amendment No. 1 to the Original TO as Exhibit (a)(1) and is amended by this Amendment No. 2, in the related Amended and Restated Letter of Transmittal attached to Amendment No. 1 to the Original TO as Exhibit (a)(2) and in the related Transfer & Assignment of Shares Form attached to the Original TO as Exhibit (a)(3).

Items 1 through 9, and Item 11.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Amended and Restated Offer to Purchase dated January 26, 2010***

(a)(2) Amended and Restated Letter of Transmittal***

(a)(3) Transfer & Assignment of Shares Form**

(a)(4) Form of Letter to Shareholders dated January 26, 2010***

(a)(5) Form of Advertisement in Investor’s Business Daily**

 (b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

_________________
** Previously filed as Exhibits to the Original TO on January 20, 2010
*** Previously filed as Exhibits to Amendment No. 1 to the Original TO on January 26, 2010

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2010

MIRELF III REIT INVESTMENTS II, LLC

By:  Madison International Real Estate Liquidity Fund III REIT
Its:  Sole Member

By: /s/ Ronald M. Dickerman
 Ronald M. Dickerman
 President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT

By: /s/ Ronald M. Dickerman
            Ronald M. Dickerman
              President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP

By:  Madison International Holdings III, LLC
Its:  General Partner

By: /s/ Ronald M. Dickerman
 Ronald M. Dickerman
 Managing Member

MADISON INTERNATIONAL HOLDINGS III, LLC

By: /s/ Ronald M. Dickerman
 Ronald M. Dickerman
 Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Amended and Restated Offer to Purchase dated January 26, 2010***

(a)(2)	Amended and Restated Letter of Transmittal***

(a)(3)	Transfer & Assignment of Shares Form**

(a)(4)	Form of Letter to Shareholders dated January 26, 2010***

(a)(5)	Form of Advertisement in Investor’s Business Daily**

_________________
** Previously filed as Exhibits to the Original TO on January 20, 2010
*** Previously filed as Exhibits to Amendment No. 1 to the Original TO on January 26, 2010